UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

Corporate Taxpayer ID (CNPJ): 50.746.577/0001-15

Company Registry (NIRE): 35.300.177.045

Publicly Held Company

CVM 19836

NOTICE TO THE MARKET

A COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” ou “Company”) announces to its shareholders and the market in general that the Companies’ Board of Directors, in meetings held on this date, approved the following changes on its executive officers:

As from January 02, 2022, Marcelo Eduardo Martins will take over the position of Chief Strategy Officer - CSO. Marcelo will be totally focused on managing capital allocation for Cosan and its subsidiaries. Due to his move, Mr. Ricardo Lewin will assume the Company’s Chief Financial and Investor Relations Officer

Since 2017, Ricardo Lewin holds the position of Chief Financial and Investor Relations Officer of Rumo S.A., a subsidiary of the Company. Previously, Mr. Lewin was head of mergers and acquisitions at Cosan S.A. and Indústria e Comércio for nine years. Previously he worked for Votorantim Cimentos, Banco BBV and Banco Itaú. Mr. Lewin has a bachelor’s degree in engineering from the Polytechnic School of the University of São Paulo and a master’s degree in business administration from the University of California at Berkeley.

São Paulo, November 23, 2021.

Marcelo Eduardo Martins

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2021

COSAN S.A.
By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial Officer